EXHIBIT 12.2

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

                The following table sets forth the ratio of earnings to fixed charges and preferred stock dividends for the periods indicated:

For the year ending December 31,
2005	2004	2003	2002	2001
2.7	1.7	1.8	1.0	1.3

                For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding preferred stock dividends and capitalized interest) to pretax income from continuing operations before adjustment for minority interest in income of consolidated partnership or equity in income of unconsolidated ventures plus distributions from equity investee.  Fixed charges consist of interest costs, whether expensed or capitalized, preferred stock dividend requirements, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

CALCULATION OF COMBINED RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDEND REQUIREMENTS

(DOLLAR AMOUNTS IN THOUSANDS)

	For the year ending December 31,
	2005	2004	2003	2002	2001
EARNINGS:
Pretax income from continuing operations before adjustment for minority interests in income of consolidated partnership or equity in income of unconsolidated ventures	$282,970	$127,231	$120,784	$24,296	$55,959
Interest expense (including amortization of debt discount and issuing costs)	118,047	106,225	101,868	93,320	78,779
Distributions from equity investee	—	—	946	3,761	325
Interest component of rental expense	1,121	456	97	428	265
Total	$402,138	$233,912	$223,695	$121,805	$135,328

FIXED CHARGES:
Interest expense (including amortization of debt discount and issuing costs)	$118,047	$106,225	$101,868	$93,320	$78,779
Capitalized interest	8,484	6,433	4,266	3,733	2,635
Interest component of rental expense	1,121	456	97	428	265
Total	$127,652	$113,114	$106,231	$97,481	$81,679

PREFERRED DIVIDEND REQUIREMENTS	$21,100	$21,170	$21,023	$22,639	$22,635

TOTAL FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS	$148,752	$134,284	$127,254	$120,120	$104,314

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	2.7	1.7	1.8	1.0	1.3